

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Mr. Christopher J. Davino
Chief Executive Officer
3340 Peachtree Road N.E. Suite 900
Atlanta, Georgia 30326

      Re: Premier Exhibitions, Inc.
              Form 10-K for the year ended February 28, 2010
              Filed May 14, 2010
              File No. 000-24452

Dear Mr. Davino:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief

Via Facsimile
Mr. Derek Bork
Thompson Hine LLP
(216) 566-5800